Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

October […], 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:          TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Geneva Advisors All Cap Growth Fund (S000015087)
Geneva Advisors Equity Income Fund (S000028772)
Geneva Advisors International Growth Fund (S000040834)
Geneva Advisors Small Cap Opportunities Fund (S000043625)
Geneva Advisors Emerging Markets Fund (S000047359)

Dear Ms. Botkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of October 20, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 454 to its registration statement, filed on behalf of its series, Geneva Advisors Emerging Markets Fund (the “Fund”).  PEA No. 454 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 5, 2014 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.  PEA No. […] is being filed to add the audited financial statements and certain related financial information for the fiscal year ended August 31, 2014 for the Geneva Advisors All Cap Growth Fund, the Geneva Advisors Equity Income Fund, the Geneva Advisors International Growth Fund and the Geneva Advisors Small Cap Opportunities Fund and to make other permissible changes under Rule 485(b).

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  The Trust notes further by that revisions set forth in the Trust’s responses below will be made to all sections of the Prospectus and SAI containing similar disclosures, to the extent applicable.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment: The Staff notes that the Fund is not required to include line items for Shareholder Fees in the Fees and Expenses of the Fund table if there are no fees paid directly from a shareholder’s investment, and that the Fund may remove this section of the table in its entirety.

Response:  The Trust responds by supplementally acknowledging that it is aware the Fund is not required to include the Shareholder Fees section of the Fees and Expenses of the Fund table, as no fees are paid directly from a shareholder’s investment.  The Trust further responds that the Fund intends to include the Shareholder Fees section of the table in its Prospectus.

2.	Staff Comment: Please confirm that estimated expenses related to short sales (i.e., dividends and interest expense) have been included in the Fees and Expenses of the Fund table.

Response:  The Trust responds by stating supplementally that the Fund does not intend to engage in short sales as part of its investment strategies.  The Trust responds further by stating supplementally that, to the extent the Fund incurs any expenses related to short sales in the future, such expenses will be reflected in updates to the Fees and Expenses of the Fund table.

3.
Staff Comment:  Please confirm that “Acquired Fund Fees and Expenses” in the Fees and Expenses of the Fund table will include all fees and expenses paid to underlying investment companies and unregistered funds.

Response:  The Trust responds by stating supplementally that the Fund will include all fees and expenses paid to underlying investment companies and unregistered funds in the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses of the Fund table.

4.	Staff Comment: Please revise the disclosure in the second footnote to the Fees and Expenses of the Fund table to address the following:
a)	clarify what is included in “leverage expenses” by adding relevant disclosure to the footnote; and
b)
with respect to the Fund’s operating expense limitation agreement, please clarify that the Adviser is only permitted to recoup expenses if such recoupment will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.

Response:  The Trust responds by revising the second footnote to the Fees and Expenses of the Fund table as follows (revisions shown in underlined text):

“Pursuant to an operating expense limitation agreement between Geneva Advisors, LLC (the “Adviser”) and the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of interest, acquired fund fees and expenses, leverage (i.e. any expenses incurred in connection with borrowings made by the Fund) and tax expenses, dividends and interest expenses on short positions, brokerage commissions and extraordinary expenses) do not exceed 1.60% for Class R shares and 1.25% for Class I shares of the Fund’s average net assets, through November 19, 2017.  The current operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years if such reimbursements will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.

Prospectus – Summary Section – Principal Investment Strategies

5.
Staff Comment: With respect to the statement “Using quantitative and qualitative measures established by the Adviser, the Fund seeks to purchase equity securities that have stronger relative performance than other equity securities,” please clarify what is meant by “stronger relative performance,” and indicate if there is a time period over which this concept is measured.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Using quantitative and qualitative measures established by the Adviser, the Fund seeks to purchase equity securities based upon what the Adviser believes are long-term trends.”

Prospectus – Summary Section – Principal Risks

6.	Staff Comment: Please include a separate risk disclosure for preferred stocks.

Response:  The Trust responds by adding the following risk disclosure to this section:

“Preferred Stock Risk.  Preferred stocks are subject to the risk that the dividend on the stock may be changed or omitted by the issuer and that participation in the growth of an issuer may be limited.”

7.	Staff Comment: With respect to Management Risk, please indicate whether the Fund’s investment adviser has previous experience managing mutual funds.

Response:  The Trust responds by stating supplementally that the Fund’s investment adviser, Geneva Advisors, LLC, has served as investment adviser to other mutual funds in the Trust since 2006.

8.	Staff Comment: With respect to Small-Cap, Mid-Cap, and Micro-Cap Company Risk, please clarify how volatility of these securities causes them to be less liquid than other securities.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“Small-Cap, Mid-Cap and Micro-Cap Company Risk.  Small-, medium-, and micro-cap companies often have less predictable earnings, more limited product lines, markets, distribution channels or financial resources, and the management of such companies may be dependent upon one or few key people.  The market movements of equity securities of these companies may be more abrupt and volatile than the market movements of equity securities of larger, more established companies, or the stock market in general.  Because of these movements, and because small-, medium- and micro-cap companies tend to be bought and sold less often and smaller amounts, they are generally less liquid than the equity securities of larger companies.”

9.
Staff Comment:  Please consider including a description of the risks of sponsored depositary receipts versus unsponsored depositary receipts in Prospectus.  Such disclosure may be included in Item 9 disclosure rather than the Summary Section.

Response:  The Trust responds by revising the “Depositary Receipts Risk” disclosure included in the Item 9 risk disclosures in the Prospectus to read as follows:

“The Funds may invest in ADRs, which are securities representing securities of foreign issuers.  Generally, ADRs, in registered form, are denominated in U.S. dollars and are designed for use in the U.S. securities markets.  ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities issued by a foreign corporation.  The Fund may purchase ADRs regardless of whether they are “sponsored” or “unsponsored.”  “Sponsored” ADRs are issued jointly by the issuer of the underlying security and a depository, whereas “unsponsored” ADRs are issued without participation of the issuer of the deposited security.  Holders of unsponsored ADRs generally bear all the costs of such facilities and the depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.  Therefore, there may not be a correlation between information concerning the issuer of the security and the market value of an unsponsored ADR.  ADRs may result in a withholding tax by the foreign country of source which will have the effect of reducing the income distributable to shareholders.  For purposes of the Funds’ investment policies, ADRs are deemed to have the same classification as the underlying securities they represent.  Thus, an ADR representing ownership of common stock will be treated as common stock.”

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

10.
Staff Comment:  In the second paragraph under “Principal Investment Strategies” in this Section, please clarify in Plain English what is meant by “sustainable competitive advantages” and “simple business models.”

Response:  Upon review, the Trust has determined that the disclosure in the first and second paragraph under “Principal Investment Strategies” in this section is duplicative of disclosures already provided in the Summary Section, and has removed the paragraph entirely.

11.
Staff Comment:  With respect to the disclosure entitled “Temporary Strategies; Cash or Similar Investments,” please clarify that the Fund’s decision to take a temporary defensive position may be made in attempting to respond to adverse market, economic, political, or other conditions,” as provided in Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:  The Trust responds by revising the first sentence in this disclosure to read as follows:

“For temporary defensive purposes, in an attempt to respond to adverse market, economic, political, or other conditions, the Adviser may invest up to 100% of a Fund’s total assets in high-quality, short-term debt securities and money market instruments.”

12.
Staff Comment:  Please consider whether the following statement in “General Market Risk” continues to be accurate:  “The securities markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties, all of which may increase the risks of investing in securities held by the Funds.”

Response:  The Trust responds by stating supplementally its belief that the applicable statement continues to be accurate.

Prospectus – Shareholder Information – Other Fund Policies

13.
Staff Comment:  With respect to the statements “The Fund is not responsible for delays due to communications or transmission outages,” and “Neither the Fund nor any of its service providers will be liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine” made under the paragraphs entitled “Telephone Transactions” in this section, please clarify these policies are subject to applicable law.

Response:  The Trust responds by revising the applicable disclosures in this section to clarify that the policies are subject to applicable law.

14.
Staff Comment:  With respect to the disclosure in this section concerning redemptions in-kind, please clarify that a shareholder could incur brokerage or other charges in converting the securities paid in-kind to cash, and will bear any market risks associated with such securities until they are converted into cash.

Response:  The Trust responds by adding the following statement to the applicable disclosure: “If the Funds pay your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.”

15.	Staff Comment: With respect to the disclosure made under “Closure of the Fund,” in this section, please clarify what is meant by partially closing the Fund.

Response:  The Trust responds by revising the applicable disclosure in this section to state “The Adviser retains the right to close the Fund or to place restrictions on purchases of Fund shares if it is determined to be in the best interest of shareholders.”

Statement of Additional Information – Investment Policies, Strategies and Associated Risks

16.
Staff Comment:  The Staff notes that the first paragraph under “Foreign Securities” in this Section states that the Fund may enter into forward currency contracts.  To the extent the Fund may invest in these or any other types of derivative instruments, please consider whether the disclosures regarding the Fund’s investments in derivative instruments in the Prospectus and SAI conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust responds by stating supplementally that the Fund does not intend to invest in forward currency contracts, or any other types of derivative instruments, and accordingly has removed the reference to the Fund’s ability to invest in forward currency contracts from the SAI.

17.
Staff Comment:  With respect to the reference to “resource self-sufficiency” in the sub-paragraph entitled “Political and Economic Factors,” under “Foreign Securities” in this section, please clarify whether this refers specifically to natural resources.

Response:  The Trust responds by revising the applicable disclosure to refer to “natural resource self-sufficiency”.

18.
Staff Comment:  The Staff notes the Fund has included disclosures related to borrowing in the SAI.  To the extent the Fund may use leverage as a principal strategy, please include appropriate disclosures related to the use of leverage as a principal strategy and related risks in the Prospectus.

Response:  The Trust responds by stating supplementally that the Fund does not use leverage as a principal investment strategy.

Statement of Additional Information – Management of the Fund

19.
Staff Comment:  The Staff notes the information provided in the Trustees and Officers table for Mr. Siegel under the column entitled “Principal Occupation(s) During the Past Five Years” only lists employment from 1994 to 2011.  Please provide additional information for Mr. Siegel’s employment since 2011.

Response:  The Trust responds by updating the applicable disclosure to indicate that Mr. Siegel is retired.

Statement of Additional Information – Federal Income Tax Matters

20.
Staff Comment:  The Staff notes that disclosure in the second paragraph in this section refers to income from gains from options, futures or forward contracts.  To the extent that the Fund may invest in these derivative instruments, please include appropriate disclosures of these strategies and related risks in the prospectus and SAI, and consider whether such disclosures conform to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust responds by stating supplementally that the Fund does not intend to use these derivative instruments, and that the disclosures were inadvertently included in the SAI.  The Trust clarifies, however, that it will keep this disclosure in the SAI of PEA No. […] because such disclosure applies to the other series of the Trust in the Geneva Advisors family of funds, and the Trust will be filing a combined SAI in Pea No. […] on behalf of all of the Geneva Advisors funds.  The Trust will clearly indicate if the disclosure applies to a particular Geneva Fund.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers